Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

November 9, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telestone Technologies Corporation
Form 10-K
Filed March 30, 2012
File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 24, 2012 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendment to the 10-K if necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Item 1A. Risk Factors, page 10

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess List.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:

In accordance with the Staff’s comment, we will add the following risk factor for the lack of PCAOB oversight to our future filings:

RISKS RELATED TO LACK OF INSPECTION ON AUDIT WORKS AND PRACTICES OF OUR AUDITOR

The Public Company Accounting Oversight Board (PCAOB) is currently unable to inspect the audit work and practices of our auditor.

As a public company, our auditor is required by law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of our auditor. As a result of this obstacle, investors in U.S. markets who rely on our auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. This lack of inspection prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.

Financial Statements

Note 2. Revenue recognition, page F-8

2.	We note from the last paragraph of page F-26 that as a matter of general practice you do not bill, invoice that is, your consumers until after you receive payment from them for services and goods provided. In this regard, explain to us how and when you determine that collectability is reasonably assured during the course of the business cycle for your completed contract revenues in accordance with your US GAAP revenue recognition policies.

Response:

First, we feel it is worthwhile to delineate the differences in the timing of revenue recognition with respect to income from sales of equipment and income from the provision of services.

Sales of equipment

According to ASC Subtopic 605-15, “Revenue from the sale of goods should be recognized when it is both earned and realized or realizable. In other words, the earnings process must be complete or virtually complete and the revenue measurable. Important considerations in product sales are whether title and the significant risks and rewards of ownership have passed to the customer…”. As a result, Telestone recognizes revenue from sales of equipment when persuasive evidence of an arrangement exists, delivery occurs (the equipment is received and accepted by customers), the fee is fixed or determinable, and collectability is probable.

Service income

According to ASC Subtopic 605-20, “revenue arising from providing services typically involves the seller performing an agreed-on task or tasks for the buyer over an agreed-on period of time…”, “revenue from providing services should be recognized when it is both earned and realized or realizable. In other words, the earnings process must be complete or virtually complete, and the revenue measurable”. As a result, Telestone recognizes service income when the service is performed and accepted by the customer, and the collectability is probable.

The vast majority of Telestone’s revenues (together amounting to 95.4% of revenues in 2011) were derived from three large, State-owned Chinese telecom carriers—China Mobile, China Unicom, and China Telecom—which are supported by the government of the People’s Republic of China.

Due to the creditworthiness of our customers, the management believes that there is no significant risk on collectability of accounts receivables as long as the services and the goods are accepted by the customers. Accordingly, Telestone recognizes revenue once the conditions mentioned above have been met (as collectability is considered probable once the goods/services are delivered/performed and accepted by the customers).

3.	We note your disclosure in the fourth paragraph of page 34 stating that “implementation of most of our projects are integrated and project payment is determined by achieving certain milestones in the engineering stage”. However, in your revenue recognition policy on page F-8 you disclose that you use the completed contract method because the contract is completed within a short period of time. In this regard, please provide us with a detailed explanation of the nature of the contracts and your basis in GAAP for the timing of your revenue recognition.

Response:

The “milestones’’ in the question are when the project is accepted by the carriers (at which point the project becomes payable – though actual receipt of payment typically occurs much later). However, the time to actually implement a project once a contract has been signed and construction process is relatively fast (which is the meaning of the second statement that contracts are completed in a short amount of time). According to the provisions of U.S. GAAP, and as further discussed in the response to Comment 1 above, Telestone recognizes revenue at the point that the customer accepts the completion of the project within a signed contract.

Note 5. Accounts Receivable, Page F-15

4.	We note that your accounts receivable turnover period of 1232 days for the three months ended June 30, 2012 has lengthened considerably from your accounts receivable turnover period of 690 days for the year ended December 31, 2011. We also note in the fourth paragraph of page 34, your disclosure stating that once a contract is signed, you receive 60-70% of your receivables within 4 to 9 months and another 20-30% in 9 to 12 months. In this regard, clarify for us in detail why you have such a significant account receivable balance. Also, give us an analysis for each annual and interim reporting period in your most recent Forms 10-K and 10-Q reconciling the movement in your trade accounts receivable. In this regard tell us the amounts of credit sales, collections and other charges made to your accounts receivable during those reporting periods. Quantify the impact of your “WFDS” sales and collections on the movement in your accounts receivables during this time table.

Response:

According to the formula of DSO as below:

Quarter (Opening Accounts receivable, net+ net accounts receivable at the end)/2*90/(equipment revenue*1.17+service revenue)

Year(Opening Accounts receivable, net+ net accounts receivable at the end)/2*360/(equipment revenue*1.17+service revenue)

DSO has become increasingly long because accounts receivable has continued to increase while current revenue has decreased. Our disclosure stating that once a contract is signed, we receive 60-70% of our receivables within 4 to 9 months and another 20-30% in 9 to 12 months, is based upon the terms as stipulated in our contracts. However, the carriers have their own payment process which is always not in accordance with the terms as stipulated in contracts. That is why our DSO has continued to increase. Because of the absolute monopoly position of big three carriers in China’s communications industry, we are unable to exercise significant influence to ask the big three carriers to follow the terms as stipulated in our contracts. Regarding to the situation above, the Company has adjusted its strategies to focus on new projects such as WFDS and TIPS. That is also the reason why the current revenue has decreased. At the same time, the Company is working to develop business relationships with new customers. As the new projects continue to mature, we believe that the strategies will help to shorten the DSO.

The table below contains an analysis of the movements in our accounts receivable:

	2009	2010	2011	2012Q1	2012Q2
Opening receivables, gross	67,912	95,179	200,350	267,779	272,826
Opening receivables, net	62,136	89,005	192,487	251,460	256,477
Service revenue	41,717	66,492	69,783	13,572	11,913
Equipment revenue (VAT included)	35,290	76,237	45,959	4,131	6,965
Receivables collected	49,740	37,558	48,313	12,656	13,863
Ending receivables, gross	95,179	200,350	267,779	272,826	277,841
Ending receivables, gross	89,005	192,487	251,460	256,477	259,562
Increase in receivables	27,267	105,171	67,429	5,047	5,015
Increase versus last period	40%	110%	34%	2%	2%
DSOs	358	355	690	1,291	1,232

*Monetary figures in ‘000s

As observed in the table above, there was a significant increase in DSOs between December 31, 2011 and June 30, 2012. Such increase is mainly due to the use of quarterly figures to compute the second-quarter DSOs versus full-year figures to compute the annual DSO figure. In addition, the difference in these figures is magnified due to the relatively soft seasonal sales in the second quarter versus the full year sales figure, which includes the seasonally strong fourth quarter.

WFDS Impact

In the table below, we see that the percentage of WFDS sales to revenue and of collected receivables has remained relatively steady. The products were launched late in 2009, so the figures in 2009 are not comparable.

	2009	2010	2011	2012Q1 and Q2
Sales of WFDS	1,438	36,665	29,610	7,374
Percent of Revenues	2.0%	27.8%	27.1%	21.1%
WFDS Receivables Collected	388	8,986	12,199	3,348
Proportion of total receivable collected	0.8%	22.9%	21.5%	26.4%

*Monetary figures in ‘000s

5.	We note from your letter to the Staff dated October 17, 2008 that your collections of account receivables were delayed due to the restructuring of the Chinese telecom industry. We note that the industry restructuring was then expected to be completed in the middle of 2009. Tell us the impact that the completion of this industry restructuring had on your operations and on your trade accounts receivables collections and whether and how that impact continues.

Response:

In early May 2008, the restructuring of China telecom industry was kicked off with China Mobile’s announcement of its merger with China Railway Telecom. Then China Unicom’s business was split into two parts, of which, the CDMA network was merged with China Telecom and the remaining GSM network, together with China Netcom, formed a new China Unicom group.

On the surface, after the restructuring of the telecommunications industry, five companies were combined into three companies, however, there were no significant changes in business activities in terms of equipment sales, engineering services and integrated projects. Therefore, our business was not greatly affected. Although business remained the same, the reduction in the number of our major customers was more conducive to centralizing our access to projects and this resulted in rapid growth in sales to China Mobile and China Unicom within two years after the reorganization of the telecommunications industry.

The influence of the restructuring of China’s telecommunications industry on our accounts receivable collection has had positive and negative effects. The restructuring of China’s telecommunications industry lasted for more than a year, during which time our clients’ capital-spending budgets were not paid according to plan. Thus, clients made the majority of payments in 2009, immediately after the industry restructuring, which improved the collections situation and resulted in substantial growth. However, after China’s telecommunications industry restructuring, due to changes in our clients’ organizational structures, and the continual adjustment to the payment and approval processes of our clients resulting in such processes becoming increasingly complicated and strict, the level of our DSOs / accounts receivable have been affected.

6.	We note your disclosure on page F-15 of the non-current portion of trade accounts receivables retained. In light of the fact that accounts receivable turnover period has exceed 365 days for all reporting periods presented, please explain for us why your non-retention completed contract trade receivables are classified as current assets.

Response:

FASB Codification Master Glossary states that current assets are used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business where the operating cycle is the average time intervening between the acquisition of materials or services and the final cash realization. Current assets include assets that are sold, consumed or realized as part of the normal operating cycle even when they are not expected to be realized within one year after the balance sheet date.

A substantial portion of our contract sums (except for the retention money as explained below) is payable upon customers’ acceptance of products or services and Telestone has the contractual right to demand for payments upon customers’ acceptance despite the customers’, which mainly consist of the big 3 telecom carriers in China, practice of delaying payments. Although such delay in payments by our customers causes the average collection period to exceed 1 year, this would does not affect the classification of our accounts receivable as current assets. In addition, although a small portion of our contract sums (the retention money) for product sales may be due for payment after 1 year as stipulated in the sales contracts, the retention provision is normal in our operations and these retention receivables fall within the normal operating cycle of the Company so they are classified as current assets.

In addition, ASC Subtopic 210-10-45-1c states that current assets include trade accounts, notes, and acceptances receivable. Receivables arising from unusual transactions (such as the sale of capital assets, or loans or advances to affiliates, officers, or employees) that are not expected to be collected within 12 months are excluded from current assets pursuant to ASC Subtopic 210-10-45-4c. As a result, the classification of trade accounts receivable (obviously not arising from unusual transactions) as current assets in the balance sheet is considered appropriate.

7.	Further, because as a matter of general practice you do not invoice your consumers until after you receive payment from them for services and goods rendered to them it appears as though you recognized revenues for unbilled goods and services. Please advise and reclassify unbilled trade receivables in your balance sheet or in a note to the financial statements for all periods presented in accordance with Rule 5-02.3(c) of Regulation S-X.

In accordance with Rule 5-02.3(c) of Regulation S-X, an entity should state separately in the balance sheet or in a note to the financial statements the following amounts if receivables include amounts due under “long-term contracts”:

(1) Balances billed but not paid by customers under retaining provisions in contracts.

(2) Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.

(3) Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

(4) With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts retained (see (1) above) are expected to be collected.

Referring to the definition of “long term contracts” as set out in Rule 5-02.6(d) of Regulation S-X, long-term contracts or programs include (1) all contracts or programs for which gross profits are recognized on a percentage-of-completion method of accounting or any variant thereof (e.g., delivered unit, cost to cost, physical completion), and (2) any contracts or programs accounted for on a completed contract basis of accounting where, in either case, the contracts or programs have associated with them material amounts of inventories or unbilled receivables and where such contracts or programs have been or are expected to be performed over a period of more than twelve months. Contracts or programs of shorter duration may also be included, if deemed appropriate.

Our management has reviewed the details of our sales contracts and determined that the sales contracts do not meet the definition of “long term contracts” as set out in Rule 5-02.6(d) of Regulation S-X because (1) the Company recognizes revenue once the customer accepts the completion of the project but not on a percentage-of-completion method and (2) the time required from the implementation of project to the customer’s acceptance of the project is short as mentioned in response to Comment 3 above.

Accordingly, the Company is not required to reclassify or provide additional disclosures as required under Rule 5-02.3(c) of Regulation S-X.

Note 11. Income Taxes, page F-20

8.	Please revise to include the disclosures required by ASC 740-10-50. In particular, address the deferred tax assets and liabilities arising from your PRC subsidiaries’ use of an “invoice basis” for PRC tax purposes as disclosed in the last paragraph of age F-26.

Response:

According to ASC Subtopic 740-10-25, an entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Although the Company makes the tax payments according to billed invoices reported in its PRC tax returns, we have taken into account the impact of unbilled revenue when we assesses the financial statement effects of a tax position and a full current tax provision has been made accordingly. As a result, no deferred tax liabilities in relation to the unbilled revenue existed as the related tax liabilities have been accounted for in the financial statements when estimating current tax position and no temporary differences existed.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer